Integrated finance company
LOPRO CORPORATION



File Number: 82-4664

February 8, 2006

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
United States

Re: Information Furnished Pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934

Dear Sirs:

LOPRO CORPORATION (the "Company"), a stock company incorporated under the laws of Japan, hereby furnishes to the Securities and Exchange Commission the attached information and/or document(s) pursuant to subparagraph (1)(iii) of Rule 12g3-2(b) (the "Rule") under the Securities Exchange Act of 1934 (the "Exchange Act"). In accordance with subparagraphs (4) and (5) of the Rule, the information and/or document(s) furnished herewith are being furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information or document(s) pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Best regards,

LOPRO CORPORATION

By: ______________________
AKIRA SUZUKI
HEAD OF PUBLIC RELATIONS AND INVESTOR RELATIONS DIVISION

Head Office : 60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto 600-8550 Japan
—Corporate Planning Division— Tel : (075)321-6161 Fax : (075)311-5213

File No. 82-4664

LOPRO CORPORATION

Index

Translation for:

1. Outline of Quarterly Business Results for the Third Quarter ended December 31, 2005 (Consolidated)
2. Notice Concerning Absorption of a Subsidiary
3. Brief Description of Japanese Language Documents

(Summary English Translation)

Outline of Quarterly Business Results for the Third Quarter ended December 31, 2005 (Consolidated)

February 1, 2006

LOPRO CORPORATION
(URL http://www.lopro.co.jp)
Rep.: Ryuichi Matsuda
President and Director
Attn.: Akira Suzuki
Director and Head of Public Relations and Investor Relations Division

Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))

Tel.: (075) 321-6161

1. Matters regarding the Preparation, Etc. of the Outline of Quarterly Business Results

(1) Adoption of simplified accounting method: Not applicable.
(2) Changes in the accounting method from the latest consolidated accounting year: Not applicable.
(3) Changes in scope of consolidation and application of equity method: Not applicable.

2. Outline of Consolidated Business Results (April 1, 2005 through December 31, 2005)

(1) Progress in Results of Operations (Consolidated)

(rounded down to the nearest one million yen)

	Operating Revenues	Operating Income	Ordinary Income	Net Income (Nine months)
Nine months ended December 31, 2005	¥18,857 million (16.0%)	-¥12,589 million (-)	-¥13,198 million (-)	-¥24,231 million (-)
Nine months ended December 31, 2004	¥16,253 million (-10.5%)	¥2,887 million (25.0%)	¥2,496 million (37.2%)	¥2,674 million (40.8%)
(For Reference) Year ended March 31, 2005	¥22,145 million	¥4,058 million	¥3,421 million	¥3,596 million

	Net Income per Share	Net Income per Share (fully diluted)
Nine months ended December 31, 2005	-¥218.76	–
Nine months ended December 31, 2004	¥28.76	¥22.78
(For reference) Year ended March 31, 2005	¥37.59	¥32.22

(Note) The percentage figures stated in Operating Revenues, Operating Income, Ordinary Income and Net Income are ratios compared with the relevant quarter of the preceding year.

Qualitative Information Concerning Progress in Results of Operations (Consolidated)

The Japanese economy during the third quarter of this consolidated accounting year experienced a moderate recovery driven by domestic demands, and the business environment of small and tiny companies, the customer segment of the consolidated group, is heading toward recovery as well.

Under such circumstances, the Company has advanced toward enhancement of good loan assets and promotion of loans on deed, as well as further improvement of business efficiency, based on strict examination and administration and diversification of risks in order to bring in new customers and to increase profit.

Particularly, in metropolitan areas with prospected market growth, the Company consolidated several branches into key branches, in a form that several branches virtually co-exist, and newly introduced a sales division system within such consolidated branches. This strategy aims at intensifying business resources as well as facilitating sales forces' consciousness toward competition for performance achievement among sales divisions and enhancing average ability of branch office sales forces as a whole. In addition, aiming at further efficiency of sales activities, the Company enhanced and reinforced call center functions, and plans to start full operation to cultivate new customers at twelve call centers in Japan as of the end of February 2006. Moreover, regarding the Company's proprietary sales support system which has been developed in view of supporting sales representatives for efficient sales activities, the Company started trial use of the system at some pilot branches, and plans to introduce the system soon at all branches.

Regarding disposal of bad loans, the Company implemented rigorous estimation of future risks and incremented provision for allowance for bad debts. In addition, by a reversal of deferred income taxes, the Company's financial conditions were further strengthened and the transparency thereof increased.

As a result, the balance of loans as at the end of the third quarter of this consolidated accounting year was 28,357 million yen for loans on deed (increased by 24,308 million yen compared to the end of the previous consolidated accounting year), 90,746 million yen for guaranteed loans on notes (decreased by 12,657 million yen compared to the end of the previous consolidated accounting year) and 33,036 million yen for commercial notes (decreased by 710 million yen compared to the end of the previous consolidated accounting year), and the amount of outstanding loans as at the end of the third quarter of this consolidated accounting year increased by 10,940 million yen compared to the end of the previous consolidated accounting year, to 152,139 million yen.

Operating revenues for the nine months ended December 31, 2005 increased by 2,603 million yen compared to the relevant period of the previous year, to 18,857 million yen. Financial expense and personnel and non-personnel expenses totaled 11,240 million yen, achieving a reduction of 267 million yen compared to the relevant period of the previous year. However, because of a provision of 19,343 million yen of expenses related to bad debt attributable to incrementing allowance for bad debts, operating income and ordinary income turned to a loss of 12,589 million yen (operating income of 2,887 million yen for the relevant period of the previous year) and a loss of 13,198 million yen (ordinary income of 2,496 million yen for the relevant period of the previous year), respectively. Net income turned to a net loss of 24,231 million yen for the nine months ended December 31, 2005 (net income of 2,674 million yen for the relevant period of the previous year), as a result of an extraordinary loss of 1,087 million yen associated with impairment of property recorded in accordance with the application of impairment accounting and an adjustment to income taxes of 9,707 million yen in relation with the reversal of deferred income taxes.

(2) Changes in Financial Condition (Consolidated)

	Total Assets	Shareholders' Equity	Ratio of Shareholders' Equity to Assets	Shareholders' Equity per Share
Nine months ended December 31, 2005	¥221,532 million	¥83,748 million	37.8%	¥762.10
Nine months ended December 31, 2004	¥243,328 million	¥100,380 million	41.3%	¥1,025.13
(For reference) Year ended March 31, 2005	¥242,987 million	¥109,780 million	45.2%	¥984.20

Consolidated Statement of Cash Flow

	Net Cash provided by Operating Activities	Net Cash provided by Investing Activities	Net Cash provided by Financing Activities	Cash and Cash Equivalents at End of Period
Nine months ended December 31, 2005	-¥8,637 million	¥290 million	¥5,871 million	¥43,188 million
Nine months ended December 31, 2004	-¥15,827 million	¥988 million	¥33,611 million	¥46,807 million
(For reference) Year ended March 31, 2005	-¥18,948 million	¥777 million	¥35,800 million	¥45,664 million

Qualitative Information Concerning Changes in Financial Condition (Consolidated)

Total assets as of the end of the third quarter of this consolidated accounting year amounted to 221,532 million yen, a decrease of 21,454 million yen over that as of the end of the previous consolidated accounting year. The major factors of such decrease in total assets were a 9,707 million yen reversal of deferred income taxes and a 15,986 million yen provision for allowance for bad debts.

The statement of cash flow is as follows:

(i) Cash Flow from Operating Activities

Net cash used for operating activities was 8,637 million yen. This is attributable to the fact that the factor for decrease in cash, such as a decrease in provision for allowance for loss from litigation due to disposal of bad loans and a decrease due to an increase in loans, exceeded the factor for increase in cash, including an increase in borrowings due to liquidation of note receivables and an increase in non-cash items such as depreciation and amortization expenses and impairment losses. Net loss before income taxes was 14,466 million yen for the nine months ended December 2005, which resulted from a 15,986 million yen provision for allowance for bad debts, a non-cash item.

(ii) Cash Flow from Investing Activities

Net cash provided by investing activities was 290 million yen. This is due to the fact that the proceeds from redemption of investment securities exceeded the payment for acquisition of tangible fixed assets attributable to capital investment in view of future real estate income.

(iii) Cash Flow from Financing Activities

Net cash provided by financing activities was 5,871 million yen. This is attributable to fact that the proceeds from borrowings exceeded the payment for redemption of bonds and acquisition of its own shares and payment of dividends.

As a result, cash and cash equivalent as at the end of the third quarter decreased by 2,475 million yen compared to the end of the previous consolidated accounting year, to 43,188 million yen.

3. Qualitative Information on Forecast of Business Results

There is no revision to the forecast of the Company's consolidated business results for the fiscal year ending March 31, 2006, announced on November 18, 2005.

(Reference) Forecast of Consolidated Business Results (April 1, 2005 through March 31, 2006)

	Operating Revenues	Ordinary Income	Net Income
Annual	¥26,000 million	-¥12,400 million	-¥23,500 million

* *The figures of the forecast set forth above are based on information available to the Company as of the date of this press release and include various uncertain factors. The actual figures of the results may differ due to factors such as changes in business conditions.*

(English Translation)

February 8, 2006

To whom it may concern:

60, Goshonouchi-Nakamachi
Shichijo, Shimogyo-ku, Kyoto
LOPRO CORPORATION
President and Director: Ryuichi Matsuda
Code Number: 8577
(Tokyo Stock Exchange (First Section))
(Osaka Securities Exchange (First Section))
Attn.: Akira Suzuki
Director and Head of Public Relations
and Investor Relations Division
Tel.: (075) 321-6161

Notice Concerning Absorption of a Subsidiary

Notice is hereby provided that the Company has resolved at the meeting of the Board of Directors held on February 8, 2006, to merge with Nihonshinyouhoshou Corporation, a wholly-owned subsidiary of the Company, effective as of April 1, 2006, as described below.

The merger will be carried out in accordance with "summary merger" procedures.

1. Objective of the merger

Nihonshinyouhoshou Corporation, a wholly-owned subsidiary of the Company, as its mainline business, provides guarantees to loan customers of the Company. The Company decided to merge with Nihonshinyouhoshou Corporation, aiming to intensify and pursue more efficient use of business resources of the Company's consolidated group as well as establishing a more solid corporate structure through unified management of loan assets across the group.

2. Substance of the merger

(1) Schedule for the merger

Meeting of the Board of Directors to approve merger agreement:

February 8, 2006

Signing of merger agreement:

February 8, 2006

Meeting of Shareholders to approve merger agreement:

The Company:	Pursuant to the provisions of paragraph 1 of Article 413-3 of the Commercial Code of Japan, no Meeting of Shareholders will be held.
Nihonshinyouhoshou Corporation:	February 23, 2006

Effective date of the merger:

April 1, 2006 (scheduled)

Registration of the merger:

April 3, 2006 (scheduled)

(2) Method of the merger

The Company, as an ongoing concern, will absorb (through a summary merger procedure provided in paragraph 1 of Article 413-3 of the Commercial Code of Japan) Nihonshinyouhoshou Corporation, which will subsequently be dissolved.

(3) Others

Due to the fact that Nihonshinyouhoshou Corporation is a wholly-owned subsidiary of the Company, there will be no issuance of new shares, increase of capital or cash payment upon merger.

3. Outline of the companies involved (as of March 31, 2005)

(1) Corporate name	LOPRO CORPORATION (transferee company)	Nihonshinyouhoshou Corporation (predecessor company)
(2) Description of business	Commercial note discounting and provision of loans Financial service intermediation Company research and management consulting Real estate transactions and lease	Provision of guarantees against financial assets Purchases and general management of loan assets Credit research of companies and individuals
(3) Establishment	March 17, 1970	May 27, 1991
(4) Location of head office	60, Goshonouchi-Nakamachi Shichijo, Shimogyo-ku, Kyoto	659, Nishiki-Horikawacho, Horikawadori Nishikikoji-sagaru, Nakagyo-ku, Kyoto
(5) Name of representative	Ryuichi Matsuda President and Director	Kazuo Murakami President and Director (Note 1)
(6) Capital	59,546 million yen (Note 2)	1,500 million yen
(7) Number of outstanding shares	113,909,652 shares (Note 3)	30,000 shares
(8) Shareholders' equity	111,280 million yen	-23,056 million yen
(9) Total assets	265,347 million yen	33,636 million yen
(10) Fiscal year end	March 31	March 31
(11) Number of employees	783	121
(12) Main clients	Corporations and individual business proprietors	The Company and its loan customers
(13) Major shareholders and shareholding ratio	Matsuda Enterprise: 9.74% Matsuda Kanko.: 9.65% The Master Trust Bank of Japan, Ltd. (trust account): 8.64% Kazuo Matsuda: 6.71% Ryuichi Matsuda: 6.48%	LOPRO CORPORATION: 100.00%

<table>
<tr><td>(14) Main banks</td><td colspan="2">Mizuho Bank, Ltd.
Resona Bank, Limited</td><td>Not applicable.</td></tr>
<tr><td rowspan="3">(15) Relationship between the parties</td><td>Capital</td><td colspan="2">The Company holds 100% contribution to the predecessor company.</td></tr>
<tr><td>Personnel</td><td colspan="2">Two officers of the Company double as officers (one of which is a statutory auditor) of the predecessor company. (Note 4)</td></tr>
<tr><td>Business</td><td colspan="2">Provision of guarantees to loan customers of the Company
Leasing of facilities
Supply of funds</td></tr>
</table>

(Notes)

1. *Due to Director Kazuo Murakami's resignation as of October 14, 2005, Takeshi Miyashita assumed the office of president and director as of the same date.*
2. *59,609 million yen as of January 31, 2006, due to exercise of stock acquisition rights of bonds with stock acquisition rights.*
3. *114,107,446 shares as of January 31, 2006, due to exercise of stock acquisition rights of bonds with stock acquisition rights.*
4. *As of January 31, 2006, three officers of the Company double as officers (two of which are statutory auditors) of the predecessor company.*

(16) Business results for the last three fiscal years

(in millions of yen)

	LOPRO CORPORATION (transferee company)			Nihonshinyouhoshou Corporation (predecessor company)		
Fiscal year	2002	2003	2004	2002	2003	2004
Operating Revenues	23,004	17,512	18,130	10,429	7,011	5,057
Ordinary Income	-1,876	1,638	4,371	4,644	1,433	-956
Net Income	-77,883	2,631	3,590	-7,587	10,181	-966
Net Income per Share (yen)	-908.49	29.19	37.53	-252,929.12	339,388.06	-32,201.79
Dividend per Share (yen)	—	3.00	5.00	—	—	—
Shareholders' Equity per Share (yen)	1,017.74	1,053.63	997.65	-1,075,745.85	-736,357.79	-768,559.58

4. Situation after the Merger

(1) Corporate name

LOPRO CORPORATION

(2) Description of business

Discounting of commercial bills and provision of loans
Financial service intermediation
Company research and management consulting
Real estate transactions and lease

(3) Location of head office

60, Goshonouchi-Nakamachi, Shichijo, Shimogyo-ku, Kyoto

(4) Name of representative

Ryuichi Matsuda, President and Director

(5) Capital

There will be no increase of capital due to this Merger.

(6) Fiscal year end

March 31

(7) Effects on business results

In respect of succession of liabilities in excess of assets, the Company has accounted for the same amount as provision for subsidiary losses, thus basically there is no impact on shareholders' equity or net income of the Company.

There is no change to the forecast of the Company's consolidated and non-consolidated business results for the fiscal year ending March 2006 announced on November 18, 2005.

Forecast of the Company's business results after this merger for the fiscal year ending March 2007 will be announced in the annual report release for the fiscal year ending March 2006.

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

Reports on State of Purchase of Share Certificate of One's Own

Reports on State of Purchase of Share Certificate of One's Own prepared in accordance with section 1 of Article 24-6 of the Securities and Exchange Law have been submitted to the Director of the Kanto Local Finance Bureau through EDINET (Electronic Disclosure for Investors' Network) on January 5 and February 2, 2006.

Extraordinary Report

An Extraordinary Report regarding absorption of a wholly-owned subsidiary, dated February 8, 2006, prepared in accordance with section 4 of Article 24-5 of the Securities and Exchange Law and section 2-7-2 of Article 19 of the Ministerial Ordinance Concerning Disclosure of Corporate Details, etc., has been submitted to the Director of the Kanto Local Finance Bureau through EDINET.